Exhibit 99.1

WNS Announces Second Scheduled Payment and Third Voluntary Prepayment on Term Loan

NEW YORK & MUMBAI, January 07, 2010 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced that it will make its second scheduled term loan repayment of $20 million on its existing $200 million term loan facility, of which $170 million is currently outstanding. In addition, WNS intends to make its third voluntary prepayment of $15 million of the term loan. Both payments will be made on January 11, 2010, in accordance with the terms of the loan agreement. WNS has previously made two voluntary prepayments of $5 million each of the term loan in April and July 2009, respectively.

After these payments are made, the outstanding amount under the term loan will be reduced from the original $200 million to $135 million, and WNS will have repaid a total amount of $65 million as against scheduled repayments of $40 million. The next scheduled repayment of the term loan facility of $20 million is due in July 2010.

“This is the largest amount that we are repaying on the term loan to date, and it demonstrates the strength of WNS’s balance sheet,” said Alok Misra, WNS’ Group CFO. “While the prepayment of $15 million will result in a one-time cost of approximately $1 million due to unwinding of interest rate swaps, the future interest savings are significant and will boost our overall margins. Our cash flows continue to be strong and we will consider making additional prepayments on this term loan in the future in order to further reduce our interest expense,” he added.

About WNS
WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enable WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our pending prepayment and scheduled payment on our loan facility as well as potential prepayment on the loan facility in the future. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the US and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte Ltd and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the US Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Investors:	Media:

Alan Katz VP — Investor Relations WNS (Holdings) Limited +1 212 599-6960 ext. 241 ir@wnsgs.com	Emily Cleary CJP Communications +1 212 279-3115 ext. 257 ecleary@cjpcom.com